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News Release                           Alliance Capital

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056


              ACM MANAGED DOLLAR INCOME FUND, INC.
              ANNOUNCES EXPIRATION OF TENDER OFFER
                     AND PRELIMINARY RESULTS

NEW YORK, NY June 6, 1997 -- ACM Managed Dollar Income Fund, Inc. (NYSE:ADF) (the "Fund") announced today that its tender offer for 7,081,253 of its issued and outstanding shares of common stock representing approximately 25% of the Fund's outstanding shares expired yesterday at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 P.M. Eastern Time on June 10, 1997.

Based upon current information, approximately 7,566,417 shares were tendered, of which approximately 651,399 shares were tendered pursuant to notices of guaranteed delivery. Based on this preliminary information, the proration for each tendering stockholder is estimated to be .936% of the shares properly tendered. THESE NUMBERS ARE SUBJECT TO ADJUSTMENT AND SHOULD NOT BE REGARDED AS FINAL. THE ACTUAL NUMBER OF SHARES TO BE PURCHASED AND THE FINAL PRORATION PERCENTAGE WILL BE ANNOUNCED AT A LATER DATE. Management of the Fund anticipates acceptance and payment on June 13, 1997 of 7,081,253 shares properly tendered. The purchase price of properly tendered shares is the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange today.

The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund invests substantially all of its assets in U.S. and non-U.S. fixed income securities denominated in U.S. dollars with the primary investment objective of high current income and a secondary investment objective of capital appreciation.

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